April 9, 2026

M. Moina Banerjee
Chief Financial Officer
JBG SMITH Properties
4747 Bethesda Avenue, Suite 200
Bethesda, MD 20814

       Re: JBG SMITH Properties
           Form 10-K for the fiscal year ended December 31, 2025
           File No. 001-37994
Dear M. Moina Banerjee:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Angela Valdes